1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

The Conclusions & Recommendations of Siliconware Precision Industries Co., Ltd.’s Review Committee and Board of Directors regarding the Tender Offer Conditions offered by Advanced Semiconductor Engineering, Inc.

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: August 28, 2015

Taichung, Taiwan — August 28, 2015 —Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325.TT, NASDAQ:SPIL) held both a Review Committee meeting and a Board of Directors meeting today in accordance with the Regulations Governing Public Tender Offers for Securities of Public Companies to discuss and review the tender offer by Advanced Semiconductor Engineering, Inc. (“ASE”) (Taiwan Stock Exchange: 2311.TT, NASDAQ:ASX) to purchase the Company’s common shares and/or American depositary receipts (“ADRs”).

The conclusions of the Review Committee and the Board of Directors are consistent. They both recommend shareholders not to tender their shares and/or ADRs. The reasons are as followings:

1. ASE proposed to offer NTD 45 cash per common share (US dollar equivalent of NTD 225 cash per ADR (each representing 5 of the Company’s common shares), collectively the “Proposed Cash Considerations”) to acquire the common shares and ADRs of the Company, with a maximum number of 779,000,000 shares (including common shares represented by ADRs) and a minimum number of 155,818,056 shares (not including common shares represented by ADRs). If using the average closing price of NTD 44.87 within the last 90 trading days prior to August 21, 2015 as the calculation basis, the tender offer price premium is only 0.29%. Considering the Company’s operations, market price of shares, earning per share, book value per share, future development, distributed earnings in recent years and an independent expert’s opinion to the reasonableness of the tender offer price, the reasonableness of the tender offer price is questionable.

2. The Company has retained J.P. Morgan Chase Bank, N.A., Taipei Branch (“J.P. Morgan Taipei”) as its exclusive financial advisor in connection with the Tender Offer and to render an opinion by J.P. Morgan Taipei or its affiliate to the Company as to whether the Proposed Cash Considerations are adequate, from a financial point of view, to the holders of the Company’s common shares and the Company’s ADSs, respectively. The Company has received a copy of such opinion from JPMorgan Securities (Asia Pacific) Limited, an affiliate of J.P. Morgan Taipei, to the effect that, as of the date of the opinion and subject to the limitations and other matters stated therein, such the Proposed Cash Considerations are inadequate, from a financial point of view, to the holders of the Company’s common shares and the Company’s ADSs.

3. Pursuant to an opinion provided by the certified public accountant Fu-Jie Hsu from Ding Shuo Certified Accountants, the reasonable transaction price range is from NTD 48.91 to NTD 60.58 per common share, equivalent to a reasonable transaction price range of NTD 244.55 to NT 302.90 per ADR. ASE’s tender offer price is NTD 45 (US dollar equivalent of NTD 225 cash per ADR (each representing 5 of the Company’s common shares)), which is below the reasonable transaction price range suggested by the certified public accountant. As such, the tender offer price offered by ASE is not reasonably adequate.

4. ASE has stated in relevant announcements and filing documents that the current public tender offer is purely a financial investment and that it has no plans to interfere with the business operations of the Company. However, ASE has also stated publicly that, facing intense global competition and the accelerating trend towards consolidation in the semiconductor industry, the purpose of the public tender offer for SPIL’s shares is to seek to build a foundation and opportunity for cooperation between ASE and SPIL. These two statements of ASE are contradictory. The Review Committee and the Board of Directors are not able understand the real purpose of ASE’s public tender offer and is concerned that ASE’s actions will not be beneficial to the interests of the Company and its shareholders.

5. The Company constantly has cooperation opportunities with other companies and is open to strategic partnerships with others. However, when cooperating with others, the Company has always held discussions with its partners in advance in order to find a consensus and achieve the goal of mutual benefit. ASE did not communicate with the Company prior to its tender offer, which has resulted in the Company being caught unaware. Such raid on a fellow industry competitor by taking advantage of the recent volatility in the domestic securities markets is a rare seen approach among domestic corporations and differs from the Company’s enterprise culture. Moreover, the purpose behind ASE’s tender offer is contradictory and unclear, and the contents of its tender offer prospectus is also quite vague and general, which leaves issues such as the competitive relationship between the Company and ASE, client relationships, or impacts to the Company’s business and employment arrangements in great uncertainty.

In sum of the above, with respect to the fairness and reasonableness of the conditions and pricing of this public tender offer, besides the fact that the tender offer price is low and may not be fair and reasonable to the shareholders of the Company, the Review Committee and the Board of Directors also continue to have certain concerns with the public tender offer after discussing the relevant issues. As such, the Company recommends all shareholders of the Company to refrain from entertaining the offer to participate in this public tender offer. The Company would like to call upon all shareholders to take the above reasons into due consideration and assess prudently whether to participate in this tender offer together with its relevant risks so as to maintain your rights and interests.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date:	August 28, 2015	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer